Exhibit 99.77

2012 Annual Shareholder Meeting

The Fund’s 2012 annual meeting of shareholders (“Annual Meeting”) was held on April 19, 2012, for the following purposes:

1.	To elect a Board of seven (7) Directors.

2.	To ratify the selection of Plante & Moran, PLLC as the independent registered public accountants of the Fund for the calendar year ending December 31, 2012.

The following directors were elected under Proposal 1: Robert M. Bilkie, Jr., Phillip J. Hanrahan, Carl A. Holth, Peggy L. Schmeltz, Luke E. Sims, Donald G. Tyler, and Neal F. Zalenko.  Under Proposal 2, shareholders ratified the selection of Plante & Moran, PLLC as the Fund’s independent registered public accountants for the 2012 calendar year.

Tabulation Report
Proposal 1 – Election of Directors
	For	Withheld
Robert M. Bilkie, Jr.	1,817,684	87,583
Phillip J. Hanrahan	1,810,009	95,257
Carl A. Holth	1,813,893	91,374
Peggy L. Schmeltz	1,857,343	47,924
Luke E. Sims	1,821,057	84,209
Donald G. Tyler	1,846,386	58,880
Neal F. Zalenko	1,818,972	86,295

Proposal 2 –  Ratification of Plante & Moran, PLLC

For	Against	Abstain	Withheld
1,860,301	21,554	23,410	0

Total shares issued and outstanding on record date: 3,125,124